SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                       Tele Norte Leste Participacoes S.A.
                                (NAME OF ISSUER)

                          American Depository Receipts
                         (TITLE OF CLASS OF SECURITIES)

                                    879246106
                                 (CUSIP NUMBER)

                             Jacqueline M. Pedicini
                        BRANDES INVESTMENT PARTNERS, L.P.
                         11988 EL CAMINO REAL, SUITE 500
                               SAN DIEGO, CA 92130
                                  858-755-0239
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 5, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP NO 879246106

---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brandes Investment Partners, L.P.
33-0704072
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  / /

---------------------------------------------------------------------
(3)  SEC USE ONLY

---------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

---------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                       17,525,780 ADR'S
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                       22,844,269 ADR'S
---------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,844,269 ADR'S
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.75%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO 879246106

---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brandes Investment Partners, Inc.
33-0090873
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  / /

---------------------------------------------------------------------
(3)  SEC USE ONLY

---------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

---------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
California
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                       17,525,780 ADR'S
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                       22,844,269 ADR'S
---------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,844,269 ADR'S are deemed to be beneficially owned by Brandes Investment Partners, Inc., as a control person of the investment adviser. Brandes Investment Partners, Inc. disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.75%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, OO
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO 879246106

---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brandes Worldwide Holdings, L.P.
33-0836630
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  / /

---------------------------------------------------------------------
(3)  SEC USE ONLY

---------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
---------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                       17,525,780 ADR'S
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                       22,844,269 ADR'S
---------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,844,269 ADR'S are deemed to be beneficially owned by Brandes Worldwide Holdings, LP as a control person of the investment adviser. Brandes Worldwide Holdings, LP disclaims any direct ownership of the shares reported in this Schedule 13D.
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.75%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, OO
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO 879246106

---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles H. Brandes
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  / /

---------------------------------------------------------------------
(3)  SEC USE ONLY

---------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
---------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
USA
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                       17,525,780 ADR'S
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                       22,844,269 ADR'S
---------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,844,269 ADR'S are deemed to be beneficially owned by Charles H. Brandes, a control person of the investment adviser. Mr. Brandes disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.75%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO 879246106

---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES  ONLY)
Glenn R. Carlson
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  / /

---------------------------------------------------------------------
(3)  SEC USE ONLY

---------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
---------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
USA
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                       17,525,780 ADR'S
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                       22,844,269 ADR'S
---------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,844,269 ADR'S are deemed to be beneficially owned by Glenn R. Carlson, a control person of the investment adviser. Mr. Carlson disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.75%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO 879246106

---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES  ONLY)
Jeffrey A. Busby
---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  / /

---------------------------------------------------------------------
(3)  SEC USE ONLY

---------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
---------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
USA
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                       17,525,780 ADR'S
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                       22,844,269 ADR'S
---------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,844,269 ADR'S are deemed to be beneficially owned by Jeffrey A. Busby, a control person of the investment adviser. Mr. Busby disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.75%
---------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
---------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.
The American Depository Receipts of Tele Norte Leste Participacoes S.A.

ITEM 2.   IDENTITY AND BACKGROUND.
2(a)
(i)      Brandes Investment Partners, L.P.
(ii)     Brandes Investment Partners, Inc.
(iii)    Brandes Worldwide Holdings, L.P.
(iv)     Charles H. Brandes
(v)      Glenn R. Carlson
(vi)     Jeffrey A. Busby

2(b)
(i)      11988 El Camino Real, Suite 500, San Diego, CA  92130
(ii)     11988 El Camino Real, Suite 500, San Diego, CA  92130
(iii)    11988 El Camino Real, Suite 500, San Diego, CA  92130
(iv)     11988 El Camino Real, Suite 500, San Diego, CA  92130
(v)      11988 El Camino Real, Suite 500, San Diego, CA  92130
(vi)     11988 El Camino Real, Suite 500, San Diego, CA  92130

2(c)
(i)      Investment Adviser
(ii)     Holding Company
(iii)    Holding Company
(iv)     Chairman of Brandes Investment Partners, L.P.
(v)      Chief Executive Officer of Brandes Investment Partners, L.P.
(vi)     Executive Director of Brandes Investment Partners, L.P.

2(d-e)
During the last five years the reporting persons identified in 2(a)(i)-(vi) have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any civil proceeding and as a result thereof were not or are not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

2(f)
(i)      Delaware
(ii)     California
(iii)    Delaware
(iv)     USA
(v)      USA
(vi)     USA

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Shares of the Issuer were previously acquired for and on behalf of clients of Brandes Investment Partners, L.P. in the normal course of its business, using assets of the clients.

ITEM 4.   PURPOSE OF TRANSACTION.
Note: The Reporting Persons believe the ADRs that they are deemed to beneficially own are part of a class of non-voting securities, as that term is used in Rule 13d-1(i) promulgated under the Securities Exchange Act of 1934 and that, therefore, they have no reporting obligation under Rule 13d-1. Moreover, the Reporting Persons do not believe that they hold the ADRs with a purpose or effect of changing or influencing the control of the issuer or in connection with or as a participant in any transaction having that purpose or effect. This filing is made solely to preserve their options.

Shares of the Issuer were previously acquired in the normal course of business for and on behalf of clients of Brandes Investment Partners, L.P. as investment adviser and previously reported on Schedule 13G.

In April 2006, Tele Norte Leste Participacoes S.A. announced a proposed restructuring plan that migrates all voting shares (ON's, or common stock) and non-voting shares (PN's, or preferred stock) to a new an single share class, one in which all shares have voting rights. In exchange for "sharing the control premium" with all shareholders, the current ON shareholders will be given an increased economic stake in the company, at the expense of PN shareholders. Specifically, the PN shareholders would see their economic stake in the company fall by over a third from 55% to 36%.

The Reporting Persons, whose clients collectively are the beneficial owners of approximately 8.75% of the outstanding PN shares of the Issuer through their ownership of American Depositary Receipts, believe that the voting structure of the proposed restructuring is unfair. As proposed, the PN shareholders will vote alongside the ON shareholders who have opposite incentives to the PN shareholders. The ON shareholders will be voting jointly with PN shareholders in a single vote. The ON shareholders will be participating in a decision that should be separate from the one to be made by PN shareholders. The PN shareholders, as holders of preferred shares, are voting whether or not this transaction is worth "giving away" their preference on dividends, for example. The Reporting Persons believe that there should be two separate votes to approve the restructuring. In addition to the common vote, all shares that are not voted will be counted as voting FOR the restructuring. Given the fragmented PN shareholder base, the Reporting Persons believe that it is likely that a substantial percentage of the PN shareholders will not participate in a vote on the restructuring. The Reporting Persons believe that, in accordance with principles of proper corporate governance, shares not voted at the shareholder meeting should not be counted either for or against the restructuring.

As a result of their belief that the voting structure for the proposed restructuring is unfair, the Reporting Persons, along with other PN shareholders, who together constitute less than 10% of the total outstanding shares of the Issuer, have hired Brazilian counsel to represent them before the Brazilian securities commission (Comissao de Valores Mobiliarios) with respect to issues related to the fairness of the vote on the proposed restructuring.

In addition, because the Reporting Persons believe that the terms of the proposed restructuring give too much of an economic interest in the post-restructuring company to the current ON shareholders, the Reporting Persons currently intend to vote against the proposed restructuring.

The Reporting Persons may also explore other possible avenues to improve the voting structure for the proposed restructuring and to optimize their clients' return on their investment in the Issuer and thus to maximize shareholder value. In furtherance of the foregoing, the Reporting Persons plan to continue to analyze the proposed restructuring and the business prospects of the Issuer. The Reporting Persons may also engage in discussions with other shareholders of the Issuer and third parties to explore options to improve the voting structure for the proposed restructuring and enhance shareholder value. Additionally, the Reporting Persons may seek to hold discussions with third parties or with management of the Issuer to suggest possible changes in the proposed restructuring to improve the voting structure and enhance shareholder value. The discussions described above may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, presently the Reporting Persons do not intend to seek control of the Issuer or participate in the management of the Issuer.

The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

Except as set forth above, the Reporting Persons have no plan or proposal which relates to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
22,844,269 ADR'S are deemed to be beneficially owned by Brandes Investment Partners L.P. and Brandes Investment Partners, Inc, and Brandes Worldwide Holdings, LP, Charles Brandes, Glenn Carlson, and Jeffrey Busby (collectively "control persons"), as control persons of the investment adviser, Brandes Investment Partners, L.P.. The control persons each disclaim any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A
Disclaimer of Beneficial Ownership

Exhibit B
Power of Attorney for Charles H. Brandes, Glenn. R. Carlson, and Jeffrey A.
Busby

                                    SIGNATURE

      AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: June 13, 2006

BRANDES INVESTMENT PARTNERS, L.P.

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Charles H. Brandes, President of
         Brandes Investment Partners, Inc., a Member

BRANDES INVESTMENT PARTNERS, INC.

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Charles H. Brandes, President

BRANDES WORLDWIDE HOLDINGS, L.P.

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Charles H. Brandes, President of
         Brandes Investment Partners, Inc., its General Partner

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Charles H. Brandes, Control Person

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Glenn R. Carlson, Control Person

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Jeffrey A. Busby, Control Person

EXHIBIT C

Disclaimer of Beneficial Ownership

Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the shares reported on this Schedule 13D. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.

EXHIBIT D

                              Power of Attorney for
                         Schedules 13D, 13G and Form 13F

I, Charles Brandes, as director and president of Brandes Investment Partners, Inc., which is a General Partner of Brandes Worldwide Holdings, L.P., and which is also the limited partner of Brandes Investment Partners, L.P., hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf and on behalf of Brandes Investment Partners, Inc., Brandes Investment Partners, L.P., and Brandes Worldwide Holdings, L.P., to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D, 13G and Form 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13D, 13G and Form 13F) of Brandes Investment Partners, L.P., its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 13th day of June, 2006.

                                            /s/Charles H. Brandes
                                            ---------------------
                                            Charles H. Brandes

EXHIBIT D

                   Power of Attorney for Schedules 13D and 13G

I, Glenn R. Carlson, hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13D and 13G) of Brandes Investment Partners, L.P., its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 13th day of June, 2006.

                                            /s/Glenn R. Carlson
                                            -------------------
                                            Glenn R. Carlson

EXHIBIT D

                   Power of Attorney for Schedules 13D and 13G

I, Jeffrey A. Busby hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13D and 13G) of Brandes Investment Partners, L.P., its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 13th day of June, 2006.

                                            /s/Jeffrey A. Busby
                                            -------------------
                                            Jeffrey A. Busby